

May 5, 2015

Via E-mail
Mr. Darren J. Tangen
Chief Financial Officer
Colony Capital, Inc.
2450 Broadway, 6th Floor
Santa Monica, CA 90404

> **Re:** **Colony Capital, Inc. (f/k/a Colony Financial, Inc.)**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-34456**
> **Form 8-K**
> **Filed February 20, 2015**
> **File No. 1-34456**

Dear Mr. Tangen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Notes to Consolidated Financial Statements

6. Investments in Unconsolidated Joint Ventures, page F-22

1. We note you have a 75% ownership interest in Portfolio 8 Investors, LLC and we further note your disclosure that the minority member has control over the day-to-day operations. Given the ownership interest in the entity, please elaborate and explain to us in detail the facts and circumstances specific about this entity that would cause you to conclude that equity method treatment is more appropriate than consolidation. Please cite applicable guidance in your response.

Schedule IV, page F-54

2.   We note your footnote (3) to your table. Please tell us if you have aggregated loans whose carrying values are individually greater than 3% of the total carrying value. Specifically, address the line item Hotel –various, USA with two loans that have a combined carrying value of $328 million. Please refer to Rule 12-29 of Regulation S-X.

3.   Please tell us how you complied with Rule 12-29 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes.

Form 8-K Filed on February 20, 2015

Exhibit 99.1 Press Release dated February 19, 2015

4.   We note that you present fair value as a non-GAAP financial measure in your press release. Please explain to us how this presentation complies with Regulation G; specifically, please tell us how you determined it was not necessary to provide a reconciliation of this measure to your net book value. If after further consideration you determine to revise your disclosure of the non-GAAP presentation, please provide us with your revised presentation to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant